

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

<u>Via E-mail</u>
Mr. Jeffrey Kang
Chief Executive Officer
Cogo Group, Inc.
Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 518057-3210 PRC

> **Re:** **Cogo Group, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Form 6-K**
> **Filed October 31, 2012**
> **File No. 001-35273**

Dear Mr. Kang:

We have reviewed your response dated November 2, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 15. Statutory Reserves, page F-36

1.   We see from your response to prior comment 1 that the calculation of restricted net assets is comprised only of the statutory reserves of your subsidiaries. In light of the restrictions regarding loans, distributions, and the transfer of funds from your subsidiaries in the PRC as you discuss on page 48, please tell us how you determined that the only restricted assets are the statutory reserves. We refer you to Rule 5-04 of Regulation S-X which indicates that for purposes of the test, the restricted net assets of the consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries which as of the end of the most recent fiscal year may not be

transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

Form 6-K filed on October 31, 2012

2.   We note from the disclosure in the Form 6-K that you have determined the subsidiaries that will be sold to the entity owned by your chief executive officer. With a view toward balanced disclosure, please tell us when you purchased each subsidiary being sold and how much you paid for each such subsidiary. Also, tell us whether you purchased any of the subsidiaries being sold from your chief executive officer or any entities affiliated with your chief executive officer.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.   Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc (via e-mail): Giovanni Caruso